

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Gary S. Olson
Chief Executive Officer and President
ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

> Re: **ESSA Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed December 16, 2013**
>   **File No. 001-33384**

Dear Mr. Olson:

We have reviewed your supplemental response to our comment letter dated February 20, 2014 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013
Notes to the Consolidated Financial Statements
Note 5. Loans Receivable, page F-24

1. We note your response to comment one from our letter dated February 20, 2014 and remain unclear as to why you recognized the entire amount of accretable yield related your purchased credit impaired ("PCI") loans acquired from your merger with First Star Bank ("First Star") during the fiscal year ended September 30, 2013. In particular, we note the following from your response:

   - Your preliminary assumption, as of the July 31, 2012 acquisition date, that liquidation of the collateral would likely be the primary source of repayment and that it would take, on average, twelve months to complete the process of obtaining title to the collateral for the purpose of liquidation.

- Your expectation of the average life for these loans since the acquisition date has changed, indicating a twelve month estimated life as of June 30, 2013, which is substantially longer than your preliminary estimate noted above and inconsistent with your disclosure in your September 30, 2013 Form 10-K that "there were no material increases or decreases in expected cash flows for these loans between the acquisition date and September 30, 2013."

Considering these disclosures, please refer to ASC 310-30-35-3, which states in part, that it does not prohibit placing loans on nonaccrual status, including the use of the cost recovery method or cash basis method of income recognition, subsequent to acquisition when appropriate, and tell us, in detail, what procedures you performed at *each* quarter end subsequent to the acquisition (including periods prior to June 30, 2013) to support your conclusion that there were no material increases or decreases in expected cash flows, that you continued to have a reasonable expectation about the timing and amount of cash flows expected to be collected at each period end subsequent to acquisition and that these loans should have remained on accrual basis throughout this entire timeframe. In preparing your response, please quantify how actual cash flows during each quarter subsequent to acquisition compared to your original projections and explain how this was considered in your conclusion that you continued to have a reasonable expectation about the timing and amount of cash flows for each of these respective periods. In the event you determine that applying a different method of accounting (e.g., cost recovery method, cash basis method, etc.) should have been applied at or subsequent to the acquisition date (again, including periods prior to June 30, 2013), please explain in detail and provide us with a full materiality analysis. Refer to ASC 250-10-S99. If deemed material, consider the need to revise your financial statements accordingly.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3697 with any questions.

Sincerely,

/s/ Benjamin Phippen

Benjamin Phippen
Reviewing Accountant